EXHIBIT 12.1

ALEXANDRIA REAL ESTATE EQUITIES, INC.

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratios)
	Year Ended December 31, (a)

	2006	2005	2004		2003	2002 (b)

Income from continuing operations
before minority interest	$ 74,257	$ 60,834	$ 56,097		$ 45,455	$ 35,284
Add: Interest expense	71,371	49,116	28,670		26,416	24,984
Subtract: Minority interest in income of
subsidiaries which have not incurred
fixed charges	(1,404)	(571)	-		-	-
Earnings available for fixed charges	$ 144,224	$ 109,379	$ 84,767		$ 71,871	$ 60,268

Combined fixed charges and preferred stock
dividends:
Interest incurred	$ 107,643	$ 77,695	$ 46,733		$ 40,647	$ 39,865
Preferred stock dividends	16,090	16,090	12,595		8,898	8,579
Preferred stock redemption charge	-	-	1,876		-	-

Total combined fixed charges and
preferred stock dividends	$ 123,733	$ 93,785	$ 61,204		$ 49,545	$ 48,444

Ratio of earnings to combined fixed charges
and preferred stock dividends (c)	1.17	1.17	1.38	(d)	1.45	1.24

(a) Amounts disclosed for prior periods have been reclassified to conform to the current year presentation related to discontinued operations.

(b) Pursuant to SFAS 145, "Rescission of FASB Statement Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", in 2003 we reclassfied the 2002 loss on early extinguishment of debt to continuing operations. In 2002, this loss was classified as an extraordinary item as previously required under SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt". Amounts shown for 2002 have been adjusted to reflect this reclassification.

(c) For purposes of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings from continuing operations before income taxes and fixed charges less minority interest in income of subsidiaries which have not incurred fixed charges. Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest) and preferred stock dividends.

(d) Ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2004 includes the effect of the preferred stock redemption charge pursuant to Emerging Issues Task Force Topic D-42. Excluding the impact of this charge, the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2004 is 1.43.